Filed Pursuant to Rule 424(b)(5)
Registration No. 333-213601

Supplement No. 1 dated November 25, 2018

to Prospectus Supplement dated September 20, 2017

(to the Prospectus dated September 27, 2016)

8,000,000 SHARES OF COMMON STOCK

$1.25 per share

WARRANTS TO PURCHASE 8,000,000 SHARES OF COMMON STOCK

This Supplement No. 1 (the “Supplement”), modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus supplement dated September 20, 2017 and the accompanying prospectus dated September 27, 2016 (collectively, the “Prospectus”), relating to the sale (the “Offering”) of our common stock, par value $0.001 per share (the “Common Stock”), warrants (the “Warrants”) to purchase shares of Common Stock and the Common Stock issuable from time to time pursuant to the exercise of the Warrants. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus and all other supplements thereto.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-35 of the Prospectus and in the documents incorporated by reference into the Prospectus.

REPRICING OF WARRANTS

We offered (the “Exercise Offer”) each of the holders of Warrants issued pursuant to the Securities Purchase Agreement dated September 20, 2017 between us and the investors in the Offering (the “Securities Purchase Agreement”) the opportunity to exercise such holder’s pro-rata share of an aggregate amount of 3,500,000 Warrants for cash in exchange for amending such Warrants to reduce the exercise price. In addition, we offered to those holders that exercised a portion of their Warrants for cash the right to exchange their remaining Warrants not exercised pursuant to the Exercise Offer, if any, for shares of Common Stock in a ratio of three Warrants for one share of Common Stock. We received acceptance of the Exercise Offer from certain holders (the “Exercising Holders”) on November 25, 2018, and entered, on the same date, into separate warrant exercise and exchange agreements (the “Exercise Agreements”) with such holders. Pursuant to the Exercise Agreements, each of the Exercising Holders agreed to exercise certain amounts of their Warrants issued pursuant to the Securities Purchase Agreement for cash in exchange for our (1) amending such Warrants to reduce the exercise price per share thereof from $1.25 to $0.40 and (2) issuing one share of Common Stock in exchange for every three of such Exercising Holder’s remaining Warrants not exercised pursuant to the Exercise Offer, if any. The shares of Common Stock being issued pursuant to the exchange are not being issued pursuant to this Prospectus and are being issued in a private placement exempt from registration pursuant to Section 4(a)(2) and Regulation D (Rule 506) of the Securities Act of 1933, as amended (the “Securities Act”), and will be deemed “restricted securities” under the Securities Act. As a result of the Exercise Agreements, we will be issuing 1,975,000 shares of Common Stock in connection with the exercise of 1,975,000 Warrants under the Prospectus, as supplemented hereby, and will be issuing 991,667 shares of Common Stock upon the exchange of 2,975,000 Warrants in the private placement.

Further, in connection with the Exercise Agreements, the Company and each Exercising Holder entered into a leak-out agreement pursuant to which each Exercising Holder agreed that until January 24, 2019 (the “Restricted Period”), each Exercising Holder, will not sell, dispose or otherwise transfer, directly or indirectly, on any trading day, any shares of Common Stock in an amount more than a specified percentage of the reported trading volume of the Common Stock for such trading day, subject to certain exceptions. The aggregate trading volume for all Exercising Holders who execute leak-out agreements will be 30% of the trading volume of the common stock during each trading day during the above-referenced leak-out period, subject to certain exceptions.

Supplement No. 1 to Prospectus Supplement

Dated November 25, 2018